UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

April 2010
Date of Report (Date of Earliest Event Reported)
__________________________
Embotelladora Andina S.A.
(Exact name of registrant as specified in its charter)
Andina Bottling Company, Inc.
(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4
Las Condes
Santiago, Chile
(Address of principal executive office)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

MATERIAL EVENT

CORPORATE NAME                       :  EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY                  :  00124

TAXPAYER I.D.                                :  91.144.000-8

_____________________________________________________________________________________________________

The following material or relevant event is reported by virtue of the stipulations in Articles 9 and 10 of Law 18,045, and the provisions of Section II.1.B.3 of General Rule N° 30 and Rule 660 of the Chilean Superintendence of Securities and Insurance:

The following resolutions were adopted at the Shareholders’ Meeting held April 13, 2010:

1)	Distribution of Final Dividend N° 170, on account of income of the fiscal year ending December 31, 2009.

a)  Ch$11.70 per each Series A Shares and;
b)  Ch$12.87 per each Series B Shares.

These dividends will be available beginning April 28, 2010. The Shareholders’ Registry will close on April 22, 2010.

2)	Distribution of Additional Dividend N° 171, on account of the Retained Earnings Fund.

a)  Ch$50 per each Series A Shares and;
b)  Ch$55 per each Series B Shares.

These dividends will be available beginning May 18, 2010. The Shareholders’ Registry will close on May 12, 2010.

Santiago, April 14, 2010.

Jaime Cohen A.
Corporate Legal Manager
Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

                                                      EMBOTELLADORA ANDINA S.A.

                                                      By: /s/ Osvaldo Garay
                                                      Name:   Osvaldo Garay
                                                      Title:    Chief Financial Officer
Santiago, April 14, 2010